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                                   EXHIBIT 99
                                   ----------

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     The following important factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by management from time to time.

Early Stage of Development; Technological Uncertainty

     Hybridon's potential products are at an early stage of development. All of the Company's potential products are in research or development. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. To date, most of the Company's resources have been dedicated to applying oligonucleotide chemistry and cell biology to the research and development of potential pharmaceutical products based upon antisense technology. As in most drug discovery programs, the results of in vitro, tissue culture and preclinical studies by the Company may be inconclusive and may not be indicative of results that will be obtained in human clinical trials. In addition, results attained in early human clinical trials by the Company may not be indicative of results that will be obtained in later clinical trials. Neither the Company, nor to its knowledge, any other company has successfully completed human clinical trials of a product based on antisense technology, and there can be no assurance that any of the Company's products will be successfully developed.

Uncertainty Associated with Clinical Trials

     Before obtaining regulatory approvals for the commercial sale of any of its products under development, the Company must undertake extensive and costly preclinical studies and clinical trials to demonstrate that such products are safe and efficacious. The results from preclinical studies and early clinical trials are not necessarily predictive of results that will be obtained in later stages of testing or development, and there can be no assurance that the Company's clinical trials will demonstrate the safety and efficacy of any products or will result in products capable of being produced in commercial quantities at reasonable cost or in a marketable form.

     Although the Company is developing several oligonucleotide compounds on which it plans to file IND applications with the FDA and equivalent filings outside of the U.S., there can be no assurance that necessary preclinical studies on these compounds will be completed satisfactorily or that the Company otherwise will be able to make its intended filings. Further, there can be no assurance that the Company will be permitted to undertake and complete human clinical trials of any of the Company's potential products, either in the U.S. or elsewhere, or, if permitted, that such products will not have undesirable side effects or other characteristics that may prevent or limit their commercial use.

Future Capital Needs; Uncertainty of Additional Funding

     The Company's future capital requirements will depend on many factors, including continued scientific progress in its research, drug discovery and development programs, the magnitude of these programs, progress with preclinical and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the ability of the Company to establish and maintain collaborative academic and commercial research, development and marketing relationships, and the costs of manufacturing scale-up and commercialization activities and arrangements.

     Based upon its current operating plan, the Company anticipates that its existing capital resources will be adequate to satisfy its capital requirements for at least 12 months. The Company anticipates that it will be required to raise substantial additional funds, including through collaborative relationships and public or private financings. No assurance can be given that additional financing will be available, or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may be required to curtail significantly one or more of its research, drug discovery or development
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programs, or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products which the Company would otherwise pursue on its own. See "Item 1. Business -- Hybridon Drug Development and Discovery Programs" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

History of Operating Losses and Accumulated Deficit

     Hybridon has incurred net losses since its inception. At December 31, 1995, the Company's accumulated deficit was approximately $102,341,000. Such losses have resulted principally from costs incurred in the Company's research and development programs and from general and administrative costs associated with the Company's development. No revenues have been generated from product sales, and no product sales revenues are anticipated for a number of years, if ever. The Company expects to incur additional operating losses over the next several years and expects cumulative losses to increase significantly as the Company's research and development and clinical trial efforts expand. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Patents and Proprietary Rights

     The Company's success will depend in part on its ability to develop patentable products and obtain and enforce patent protection for its products both in the U.S. and in other countries. The Company has filed and intends to file applications as appropriate for patents covering both its products and processes. However, the patent positions of pharmaceutical and biotechnology firms, including Hybridon, are generally uncertain and involve complex legal and factual questions. No assurance can be given that patents will issue from any pending or future patent applications owned by or licensed to Hybridon or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology.

     The commercial success of the Company will also depend in part on its neither infringing patents issued to competitors or others nor breaching the technology licenses upon which the Company's products might be based. The Company's licenses of patents and patent applications impose various commercialization, sublicensing, insurance and other obligations on the Company. Failure of the Company to comply with these requirements could result in termination of the license. The Company is aware of patents and patent applications belonging to competitors, and it is uncertain whether these patents and patent applications will require the Company to alter its products or processes, pay licensing fees or cease certain activities. See "Item 1. Business
- - - -- Patents, Trade Secrets and Licenses."

Need to Establish Collaborative Commercial Relationships; Dependence on Partners

     Hybridon's business strategy includes entering into strategic alliances or licensing arrangements with corporate partners, primarily pharmaceutical and biotechnology companies, relating to the development and commercialization of certain of its potential products. Although the Company is a party to corporate collaborations with Roche, Medtronic, Pharmacia and Searle, there can be no assurance that these collaborations will be scientifically or commercially successful, that the Company will be able to negotiate additional collaborations, that such collaborations will be available to the Company on acceptable terms or that any such relationships, if established, will be scientifically or commercially successful. See "Item 1. Business -- Hybridon Drug Development and Discovery Programs" and "-- Corporate Collaborations."

No Assurance of Regulatory Approval; Government Regulation

     The Company's preclinical studies and clinical trials, as well as the manufacturing and marketing of its potential products, are subject to extensive regulation by numerous federal, state and local governmental authorities in the U.S. Similar regulatory requirements exist in other countries where the Company intends to test and market its drug candidates. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. FDA policy may change and additional government regulations may be established that could prevent or delay regulatory approval of the Company's potential products. In addition, a marketed drug and its manufacturer are subject to continual review, and subsequent discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product


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from the market and withdrawal of the right to manufacture the product. All of the foregoing regulatory matters also will be applicable to development, manufacturing and marketing undertaken by any strategic partners or licensees of the Company. See "Item 1. Business -- Government Regulation."

Competition

     There are many companies, both private and publicly traded, that are conducting research and development activities on technologies and products similar to or competitive with the Company's antisense technologies and proposed products. For example, many other companies are actively seeking to develop products, including antisense oligonucleotides, with disease targets similar to those being pursued by the Company. Some of these competitive products are in clinical trials. The Company believes that the industry-wide interest in investigating the potential of gene expression modulation technologies will continue and will accelerate as the techniques which permit the design and development of drugs based on such technologies become more widely understood. There can be no assurance that the Company's competitors will not succeed in developing products based on oligonucleotide or other technologies, existing or new, which are more effective than any that are being developed by the Company, or which would render Hybridon's antisense technologies obsolete and noncompetitive. Moreover, there currently are commercially available products for the treatment of certain of the disease targets being pursued by the Company.

     Competitors of the Company engaged in all areas of biotechnology and drug discovery in the U.S. and other countries are numerous and include, among others, pharmaceutical and chemical companies, biotechnology firms, universities and other research institutions. Many of the Company's competitors have substantially greater financial, technical and human resources than the Company. In addition, many of these competitors have significantly greater experience than the Company in undertaking preclinical studies and human clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals of products for use in health care. Furthermore, if the Company is permitted to commence commercial sales of products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited or no experience. Accordingly, the Company's competitors may succeed in obtaining FDA or other regulatory approvals for products or in commercializing such products more rapidly than the Company. See "Item 1. Business
- - - --Competition."

Limited Manufacturing Capability

     While the Company believes that its existing production capacity and inventories of GEM 91 will be sufficient to enable it to satisfy its current research needs and its needs for clinical trials for this product candidate through 1996, and that its existing production capacity is sufficient to support the Company's other preclinical and clinical requirements for oligonucleotide compounds during such period, the Company will need to expand its manufacturing capacity in order to satisfy its future requirements for commercial production of GEM 91 and the Company's other product candidates. In addition, in order to successfully commercialize its product candidates, the Company may be required to reduce further the cost of production of its oligonucleotide compounds, and there can be no assurance that the Company will be able to do so.

     The manufacture of the Company's products will be subject to GMP requirements prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. To the Company's knowledge, therapeutic products based on chemically-modified oligonucleotides have never been manufactured on a commercial scale. There can be no assurance that the Company will be able to manufacture or obtain products in a timely fashion and at acceptable quality and price levels, that it or its suppliers can manufacture in compliance with GMP or other regulatory requirements or that it or its suppliers will be able to manufacture an adequate supply of product. See "Item
1. Business --Manufacturing."

Absence of Sales and Marketing Experience

     The Company expects to market and sell certain of its products directly and through co-marketing or other licensing arrangements with third parties. There can be no assurance that the Company will be able to build such a marketing staff or sales force, that the cost of establishing such a marketing staff or sales force will be justifiable in light of any product revenues or that the Company's direct sales and marketing efforts will be successful. To the extent the Company enters into co-marketing or other licensing arrangements, any revenues received by the Company will be dependent in part on the efforts of third parties and there can be no assurance that such efforts will be successful. See "Item 1. Business -- Marketing Strategy."

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Product Liability Exposure and Insurance

     The use of any of the Company's potential products in clinical trials and the commercial sale of any products may expose the Company to liability claims. These claims might be made directly by consumers, health care providers or by pharmaceutical and biotechnology companies or others selling such products. Hybridon has limited product liability insurance coverage, and such coverage is subject to various deductibles. Such coverage is becoming increasingly expensive, and no assurance can be given that the Company will be able to maintain or obtain such insurance at reasonable cost or in sufficient amounts to protect the Company against losses due to liability claims that could have a material adverse effect on the Company.

Uncertainty of Health Care Reform Measures

     Federal, state and local officials and legislators (and certain foreign government officials and legislators) have proposed or are reportedly considering proposing a variety of reforms to the health care systems in the U.S. and abroad. The Company cannot predict what health care reform legislation, if any, will be enacted in the U.S. or elsewhere. Significant changes in the health care system in the U.S. or elsewhere are likely to have a substantial impact over time on the manner in which the Company conducts its business. Such changes could have a material adverse effect on the Company. The existence of pending health care reform proposals could have a material adverse effect on the Company's ability to raise capital.

Attraction and Retention of Key Employees and Scientific Collaborators

     The Company's success is dependent on the retention of principal members of its management and scientific staff and on the recruitment of additional qualified scientific personnel who can provide additional expertise to the Company. The Company's success also depends in part on its continued ability to develop and maintain collaborative relationships with independent researchers and leading academic and research institutions. However, given the intense competition for experienced scientific personnel and for such collaborator relationships, there can be no assurance that the Company will be able to attract and retain scientific personnel or to develop and maintain collaborative agreements.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
         -------------------------------------------

     All financial statements required to be filed hereunder are filed as APPENDIX A hereto, are listed under Item 14(a), and are incorporated herein by this reference.

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                                   SIGNATURES

                                    -------


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                          HYBRIDON, INC.



May 13, 1996                              /s/ E. Andrews Grinstead, III
- - - --------------------                      --------------------------------
Date                                      E. Andrews Grinstead, III
                                          Chairman, President and Chief
                                          Executive Officer

May 13, 1996                              /s/ Anthony J. Payne
- - - --------------------                      ---------------------------------
Date                                      Anthony J. Payne
                                          Senior Vice President of Finance and
                                          Administration and Chief Financial
                                          Officer (Principal Financial and
                                          Accounting Officer)